3-11-02



02007408 ...TES
...GE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 01 2002

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SEC FILE NUMBER
8- 51803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerTec USA, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Evertrust Plaza
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara Maw 201-209-7820
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara Maw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerTec USA, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[Signature]
Signature

Director of Finance
Title

[Signature]
Notary Public

PAOLA MINERVINI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of BrokerTec Global, L.L.C.)
Statement of Financial Condition
As of December 31, 2001



MAR 01 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors of
BrokerTec USA, L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BrokerTec USA, L.L.C. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

February 26, 2002

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of BrokerTec Global, L.L.C.)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$33,514,037
Deposits with clearing organizations	5,784,346
Securities owned, at market value	2,999,282
Receivable from broker-dealers and clearing organizations	101,868,146
Receivable from affiliates	3,609,164
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization	2,255,975
Software developed for internal use, at cost, net of accumulated amortization	6,424,945
Other assets	26,261
Total assets	$156,482,156

Liabilities and Member's Equity

Liabilities	
Payable to broker-dealers and clearing organizations	$96,037,901
Member's equity	60,444,255
Total liabilities and member's equity	$156,482,156

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

BrokerTec USA, L.L.C. (the "Company"), a Delaware limited liability company, operates an electronic inter-dealer trading system (the "U.S. BrokerTec System") for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company also generates revenue by providing market data to a market data distributor.

The Company is a wholly owned subsidiary of BrokerTec Global, L.L.C. (the "Parent").

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Securities owned
Securities owned are comprised of U.S. Treasury obligations which are carried at market value.

Fair value of financial instruments
Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

Assets held as collateral
Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $2.0 million, are not reflected in the Statement of Financial Condition. As of December 31, 2001, the Company has not pledged or re-pledged any assets.

Depreciation and amortization
Fixed assets and leasehold improvements are being depreciated and amortized on a straight-line basis over their estimated useful lives of three to five years. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of three years.

Income taxes
The Company is considered to be a disregarded entity for income tax purposes and, as such, is not subject to U.S. federal, state or local income taxes. However, certain aspects of the Company's business are subject to New York City Unincorporated Business Tax. The Company's results are included in the consolidated tax filings of the Parent.

Use of estimates
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates

3. Deposits with Clearing Organizations

Pursuant to the Company's membership in Government Securities Clearing Corporation ("GSCC") and MBS Clearing Corporation, the Company is required to maintain minimum deposits of $5.5 million and $301,000, respectively. The deposits are comprised of $501,000 and U.S. Treasury obligations with a market value of approximately $5.3 million.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$96,224,620	$93,793,241
Commissions	5,643,526	22,748
Net settlement balance	-	2,000,463
Clearing fees	-	221,449
	$101,868,146	$96,037,901

Securities failed-to-deliver/receive result from the Company acting as an agent between undisclosed principals in matched transactions that have failed to settle. The Company offsets failed-to-deliver/receive contracts of the same security with the same counterparty. As of December 31, 2001, the amount receivable related to securities failed-to-deliver is due from one counterparty. The net settlement balance represents the net amount due to the clearing organization related to the daily settlement of transactions.

5. Fixed Assets, Leasehold Improvements and Software Developed for Internal Use

Fixed assets, leasehold improvements and software developed for internal use were contributed to the Company from the Parent at the Parent's book value. These assets consist of the following:

	December 31, 2001
Leasehold improvements	$1,594,989
Computer equipment	1,512,468
Furniture and fixtures	286,704
Office equipment	139,275
	3,533,436
Less - Accumulated depreciation and amortization	1,277,461
	$2,255,975
Software developed for internal use	$9,432,142
Less - Accumulated amortization	3,007,197
	$6,424,945

6. Related Party Transactions

A significant portion of the Company's transactions is conducted with firms which own interests in the Parent. Included within receivable from broker-dealers and clearing organizations in the Statement of Financial Condition is $3.2 million due from such firms.

The Company has entered into a services agreement with the Parent under which the Parent acts as paying agent for the Company. In this capacity, the Parent is liable for all expenditures incurred on behalf of the Company. The Parent may contribute assets and allocate certain compensation, professional, technology and other general expenses to the Company. Such contributions and allocations are recorded as assets or administrative expenses, respectively, of the Company and as capital contributions to the Company from the Parent as the Company has no obligation to reimburse the Parent. For the year ended December 31, 2001, assets contributed and expenses allocated pursuant to the services agreement totaled approximately $13.0 million and $16.4 million, respectively.

Included within receivable from affiliates in the Statement of Financial Condition is $2.4 million due from the Parent and $1.2 million due from BrokerTec Europe, Ltd., the European broker-dealer subsidiary of the Parent, related to market data distribution fees and brokerage commissions, respectively, which were collected on behalf of the Company.

Cash and cash equivalents are primarily held by firms which own interests in the Parent.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $45.7 million which was $45.4 million in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

8. Credit Risk

The Company executes transactions as an agent between undisclosed principals. A majority of the Company's participants are netting members of GSCC. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

9. Subsequent Events

Effective January 1, 2002, the Company amended its intercompany services agreement with the Parent. The amendment requires the Company to repay the Parent for expenditures incurred on its behalf and for costs allocated to the Company by the Parent.

The Parent anticipates making a capital withdrawal of approximately $10.0 million from the Company in March 2002. At December 31, 2001, the percentage of aggregate indebtedness to net capital reflecting the anticipated capital withdrawal is .06 to 1.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


MAR 01 2002

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
BrokerTec USA, L.L.C:

In planning and performing our audit of the financial statements and supplemental schedules of BrokerTec USA, L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities during the period January 1, 2001 to October 10, 2001, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of the reserve required by Rule 15c3-3(e);
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2002